

Mail Stop 3030

March 31, 2010

<u>Via U.S. Mail</u>

Mr. Michael Hodges
President
Genesis Fluid Solutions Holdings, Inc. (formerly Cherry Tankers, Inc.)
6660 Delmonic Drive, Suite 242-D
Colorado Springs, CO   80919

> **Re: Genesis Fluid Solutions Holdings, Inc. (formerly Cherry Tankers, Inc.)**
> **Form 10-K for the year ended December 31, 2008**
> **Filed February 19, 2009**
> **File No. 333-148346**

Dear Mr. Hodges:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief